

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Jian Wang
Chairman of the Board
Lion Group Holding Ltd
3 Phillip Street, #15-04
Royal Group Building
Singapore 048693

      Re: Lion Group Holding Ltd
          Amendment No. 2 to
          Registration Statement on Form F-3
          Filed March 28, 2023
          File No. 333-269333

Dear Jian Wang:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2023 letter.

Amendment No. 2 to Form F-3 filed March 28, 2023

Cover Page

1.   Please set forth on the cover page of the prospectus the calculation of the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered pursuant to General Instruction I.B.5 during the prior 12 calendar months. Refer to Instruction 7 and General Instruction I.B.5 of Form F-3.

  You may contact Jessica Livingston at 202-551-3448 or Matthew Derby at 202-551-3334 with any questions.


Sincerely,

Division of Corporation Finance
Office of Crypto Assets


cc: Lawrence Venick